Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Red White & Bloom Brands Inc. (the “Company”)

810 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2	Date of Material Change

September 19, 2022

Item 3	News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4	Summary of Material Change

The Company announces it has restructured the terms of certain outstanding debentures issued by the Company to arm's length lenders in the aggregate principal amounts of USD $70,040,000 and CDN $2,120,000 and issued a new convertible debenture in the principal amount of CDN $17,000,000.

The Company also announced the appointment of Colby De Zen as President and Director of the Company effective September 19, 2022 and the resignation of William Dawson as a director effective September 19, 2022.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company issued a series of amended and restated secured debentures as follows:

•	A secured debenture in the principal amount of USD $25,885,000 ("Note 1"). Note 1 matures on September 12, 2024.

•	A series of secured debentures ("Notes 2A, 2B and 2C"), with an aggregate principal amount of USD $9,505,000. Notes 2A, 2B and 2C mature on September 12, 2024.

•	A secured debenture in the principal amount of CDN $2,120,000 ("Note 3"). Note 3 matures on September 12, 2024.

•	A secured promissory note in the principal amount of USD $5,850,000 ("Note 4"). Note 4 matures on September 12, 2024.

•	Two secured promissory notes in the aggregate principal amount of USD $10,800,000 that amend and restate convertible promissory notes previously issued to arm's length lenders by RWB Platinum Vape Inc., a wholly-owned subsidiary of the Company, on October 4, 2021 (the "Amended PV Notes"). The Amended PV Notes are convertible into common shares of the Company at a price of USD $0.15 per share, representing a 67% premium to the closing price on September 16.

2

The Company issued a convertible promissory note in the principal amount of CDN $17,000,000 to an arm's length lender (the "New Note"). All or any part of the outstanding and unpaid principal and interest of the New Note is convertible into common shares of the Company at a price of CDN $0.20 per share, representing a 67% premium to the closing price on September 16. The proceeds from the New Note will be used to settle pre-existing debt, including principal and interest on outstanding instruments.

RWB Florida LLC issued a new secured debenture (the "RWB FL Note") in the principal amount of USD $18,000,000 to an arm's length third party with a maturity date of February 8, 2024. The new note is secured by RWB Florida LLC and specific real estate assets. Proceeds from the RWB FL Note, along with cash on hand, were used to retire existing RWB Florida LLC debt in the amount of USD $20.3 million.

The Company also announced that subsequent to the appointment of Colby De Zen as President and Director, William (Bill) Dawson has resigned from the Board of Directors on September 19, 2022.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Johannes van der Linde, Director

Phone: 604-687-2038

Item 9	Date of Report

September 29, 2022